Contact

www.linkedin.com/in/
konstantinothmer (LinkedIn)
www.cloudcar.com (Company)

Top Skills

Entrepreneurship
Start-ups
Product Management

Languages

German

Publications

The Elements of Seven Card Stud

Debugging Macintosh Software with
MacsBug

Patents

Method and system for advanced
termination of communication
sessions

Konstantin Othmer

Health engineering
Las Vegas, Nevada, United States

Summary

Entrepreneur and investor, currently investigating opportunities to
transform healthcare by putting the patient in the center.

Started and operated companies in online gaming (Catapult
Entertainment), enterprise software (ePeople), mobile (Core Mobility,
Carrier IQ), automotive (CloudCar) and most recently healthy
sustainable drinks (H2Yo.co). As an angel investor, have invested
in more than 40 startups including Canva, Android, Tesla, Life360,
Cepheid, Immersion, Ring, WebTV and Blockfolio (acquired by FTX -
exciting! :). Started career as an engineer with Apple during Jobs I.

Learned to play blackjack and poker at Caltech. Wrote a book on
poker strategy as well as two books on programming. Spend my free
time in the ocean or on a mountain with some combination of board
or wing depending on wind.

Experience

SAVA
Advisor
October 2020 - Present (5 years 7 months)
London, England, United Kingdom

Painless, continuous, blood molecule sensing.

H2YO Inc.
Chairman / Co-founder
June 2020 - Present (5 years 11 months)
Riga, Latvia

Enabling healthier workplaces

Speechpad
Co-founder and CEO
March 2016 - Present (10 years 2 months)
Boca Raton, Florida, United States

Modernizing high-quality transcription services.

CloudCar™
9 years 2 months

Board Member
August 2011 - September 2020 (9 years 2 months)
Mountain View, CA

Co-founder and CEO
August 2011 - March 2016 (4 years 8 months)
Los Altos, CA

CloudCar created a platform to safely deliver web services to drivers. The platform consists of a services component which provides voice access to apps and services and an upgradable hardware reference design that allows automakers to separate infotainment lifecycle from the vehicle design lifecycle. The solution, branded justDrive, was first commercially launched with JLR in 2015.

SUBPAC
Advisor
April 2017 - January 2019 (1 year 10 months)
San Francisco Bay Area

SubPac is revolutionizing media via tactile sound.

Seraph Group
Investment committee
January 2010 - March 2012 (2 years 3 months)

Source and screen deals for Seraph Group.

Speechpad Transcription & Caption Services
CEO
February 2009 - January 2012 (3 years)

Crowd source voice to text transcription.

Core Mobility, Inc
CEO
December 2001 - October 2009 (7 years 11 months)

Core Mobility sells next generation wireless services to operators and device manufacturers. Major product lines included backup, visual voicemail, and push-to-talk. Shipped software on well over 100M phones with 2 major US operators and several smaller operators around the world. Profitably bootstrapped company to over 100 employees/contractors. Spun out Carrier IQ and two other companies. Sold company in October 2009.

Carrier iQ
Co-founder, Member BOD
January 2005 - December 2008 (4 years)
Mountain View

Carrier IQ helps mobile network operators build a better customer experience.

VC International, now Passport Capital
Partner
January 2000 - January 2001 (1 year 1 month)

Worked with three partners to develop early stage private equity opportunities outside the US as the US market was relatively overpriced.

After a year of looking at many opportunities overseas and investing in only one, combined with the NASDAQ meltdown of 2000, we started a public market hedge fund (now called Passport Capital).

Full Circle Software / ePeople
CEO
October 1997 - January 2000 (2 years 4 months)

Co-founder of company that produced Talkback, a diagnostic agent built into software to report back quality and usage information to development, marketing, and customer support. Was built into Netscape Communicator as well as several other major applications.

Company decided to focus on support market and was renamed to ePeople in '99 and brought in a new CEO focused on that market.

Consultant
Consultant
January 1997 - October 1997 (10 months)

Worked with several early stage companies to help them start new product lines. For WebTV, built a version of the box and service targeted at the hotel industry together with partner OnCommand. For Immersion, built a force-feedback editing system called I-Force Studio. For Cepheid, built the first version of the Smart Cycler realtime PCR system. For Health Hero Networks, built several prototypes of the Health Buddy patient monitoring system.

Catapult Entertainment
VP Product Development
April 1994 - January 1997 (2 years 10 months)
Cupertino, California, United States

Led client team that built the XBAND video game system for Sega and
Nintendo in the US, Japan, and Brazil. Ran the customer support group.
Company was sold to HearMe at the end of 1996.

Apple Computer, Inc
Software engineer
September 1988 - April 1994 (5 years 8 months)
Cupertino, California, United States

Worked on the Apple IIGS, and then versions of Macintosh system software.
Was responsible for Quickdraw in System 7 and various other releases, the
display enabler software team for multiscan monitors and ColorSync for color
matching.

Poker Player
June 1988 - September 1988 (4 months)

Played poker for the summer in Vegas and LA. Wrote a book called "Seven
Card Stud Poker".

_____

Education

California Institute of Technology
BS EE/Ec, Electrical and Electronics Engineering, Economics · (August
1984 - June 1988)